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                                                                    Exhibit 99.1


(VIVENDI UNIVERSAL LOGO)



                VIVENDI UNIVERSAL COMPLETES CONSENT SOLICITATION
                        RELATING TO ITS HIGH YIELD NOTES

PARIS, NOVEMBER 21, 2003 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that it received the requisite consents necessary to authorize certain amendments to the indentures relating to its $935,000,000 9.25% Notes due 2010 and E325,000,000 9.50% Notes due 2010 (together, the "April Notes") and $975,000,000 6.25% Notes due 2008 and E500,000,000 6.25% Notes due 2008
(together, the "July Notes" and, collectively with the April Notes, the "Notes") in connection with the previously announced combination (the "VUE/NBC Transaction") of National Broadcasting Company, Inc. and Vivendi Universal Entertainment LLLP. Payments of consent fees will be made to holders of Notes entitled to receive them only upon completion of the VUE/NBC Transaction.

The VUE/NBC Transaction is subject to customary approvals from various regulatory agencies and is anticipated to be completed in the first half of 2004. If the VUE/NBC Transaction is not consummated, no consent fees will be paid.

Citigroup Global Markets Inc. acted as Solicitation Agent in connection with the consent solicitation.



CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, (i) statements about the VUE/NBC Transaction; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon Vivendi Universal management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond Vivendi Universal's control. The forward-looking statements will be affected by, among other things, the ability of the parties to satisfy conditions specified in the transaction agreements governing the VUE/NBC Transaction, including without limitation the receipt of required governmental and other third party approvals of the VUE/NBC Transaction. Vivendi Universal does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.
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CONTACTS :


                                          INVESTOR RELATIONS
     Media                                PARIS
                                          Daniel Scolan
     Paris                                +33 (1).71.71.3291
                                          Laurence Daniel
     Antoine Lefort                       +33 (1).71.71.1233
     +33 (1).71.71.1180
     Agnes Vetillart                      NEW YORK
     +33 (1).71.71.3082                   Eileen McLaughlin
     Alain Delrieu                        +(1) 212.572.8961
     +33 (1).71.71.1086